EXHIBIT 99.1

O2Micro Reports Second Quarter 2022 Financial Results

GEORGE TOWN, Grand Cayman, July 29, 2022 (GLOBE NEWSWIRE) --

Operational Highlights:

  2022 Q2 revenue was $22.1 million.

  Revenue increased 2% compared to prior quarter.

  O2Micro expects the third quarter 2022 revenue to be in the range of $17.0 million to $19.0 million.

O2Micro® International Limited (NASDAQ: OIIM)(O2Micro), a global leader in the design, development and marketing of high-performance integrated circuits and solutions, reported its financial results today for the second quarter ending June 30, 2022.

Financial Highlights for the Second Quarter ending June 30, 2022:
O2Micro reported the second quarter 2022 revenue of $22.1 million within the guidance announced on May 6, 2022. Revenue was down 15.8% from the same quarter in the previous year. The gross margin in the second quarter of 2022 was 52.6%, which was up from 51.5% in the same quarter of 2021. During the second quarter of 2022, the Company recorded total GAAP operating expenses of $11.1 million and was up from $10.2 million in the same quarter of 2021. The GAAP operating margins for the second quarter of 2022 was 2.1% compared to 12.5% in the same quarter of 2021. The Company reported 2022 Q2 GAAP net income of $555,000, or $0.02 per fully diluted ADS, compared to a GAAP net income of $3.2 million or $0.10 per fully diluted ADS in the comparable quarter of 2021.

Supplementary Data:
The Company ended the second quarter of 2022 with $49.5 million in unrestricted cash and short-term investments or $1.70 per outstanding ADS, along with 324 employees worldwide of which 184 are engineers.

Management Commentary:
“O2Micro’s increasing active design wins with new technologies show strong acceptance by our customers in both LCD backlighting and battery products. It shows the long-term growth drivers continue its momentum despite current inventory correction headwind. The growth drivers include vacuum cleaners, E Bikes, televisions, and high-end monitors, power tools and energy storage system,” said Sterling Du, O2Micro’s Chairman and CEO “Our rich global patent portfolio highlights our commitment to designing leading edge technologies for our customers. These along with continued management of operational costs, are leading O2Micro into sustainable long-term profitability.”

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME follows conference call information below

Conference Call:
O2Micro will hold its second quarter conference call on July 29th, 2022, at 6:00AM. Pacific, 9:00AM Eastern. You may participate using the following dial-in information.

O2Micro International Limited (NASDAQ Global: OIIM) earnings call
Participants, Int'l Toll: 1-412-317-6060
Participants, US/CAN: 1-866-652-5200
Webcast URL: https://event.choruscall.com/mediaframe/webcast.html?webcastid=Yci0pImJ

A live webcast will also be available on the Company's website at http://ir.o2micro.com, and an online replay will be available following the call from July 29, 2022, at 12:00PM Eastern Time (US & Canada) through August 05, at 12:00PM Eastern Time (US & Canada) https://services.choruscall.com/ccforms/replay.html   Replay access code: 9160803

About O2Micro:
Founded in April 1995, O2Micro develops and markets innovative power management components for the Computer, Consumer, Industrial, and Automotive markets. Products include Backlighting, and Battery Power Management. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2Micro.com.

O2Micro, the O2Micro logo, and combinations thereof are registered trademarks of O2Micro. All other trademarks or registered trademarks are the property of their respective owners.

Statements made in this release that are not historical, including statements regarding O2Micro or its management's intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other Federal Securities Laws. Such statements involve risks, speculation and uncertainties that may cause actual results to differ materially from those set forth in these statements or from management's current views and expectations. Risks and uncertainties in this release may include, without limitation, any one or combination of the following: the effect of competitive and economic factors; real property value fluctuations and market demand; legal changes in any relevant rules and regulations pertaining to O2Micro's business; changes in technology and industry standards, and O2Micro's reaction to those factors; consumer and business buying decisions with respect to our customers' products incorporating O2Micro's products; continued competitive pressures in the marketplace; the ability of O2Micro to deliver to the marketplace, and stimulate customer demand therein, for new products and technological innovations on a timely basis; the effect that product introductions and transitions, changes in product pricing or mix, and/or increases in component costs could have on O2Micro's gross margins; the inventory risk associated with O2Micro's need to order, or commit to order, product components and product capacity in advance of forecast customer orders; the continued availability of acceptable terms of certain components and services essential to O2Micro's business which are currently obtained by the Company from sole or limited sources; the effect that O2Micro's dependency on manufacturing and logistics services provided by third parties may have on the quality, quantity, availability or cost of products manufactured or services rendered; risks associated with O2Micro's international operations; the potential impact of a finding that O2Micro has infringed on the intellectual property rights of others, or that any third party may have infringed on O2Micro's intellectual property that may negatively affect O2Micro's business; O2Micro's legal classifications with governmental and regulatory agencies; O2Micro's dependency on the performance of distributors, carriers, independent sales representatives, and other resellers of O2Micro's products; the effect that product and service quality problems could have on O2Micro's sales ability and operating profits; the ability of O2Micro to deliver its products in a timely fashion to its customers, and the possible negative ramifications if such is not possible; the continued service and availability of key executives and employees; war, terrorism, public health issues, natural disasters, and other circumstances that could disrupt supply, delivery, or demand of products; and unfavorable results of other legal proceedings. Actual results may differ materially due to numerous risk factors. Such risk factors are more fully enumerated in O2Micro's 20-F Annual Filings, Annual Report(s), 6-K's, the Form F-1 filed in connection with the Company's initial public offering in August 2000, information posted on our website at www.o2micro.com, and other documents filed with the SEC, NASDAQ or any other public agency from time to time. The statements herein are based on dated information on the dates mentioned herein, which is subject to change. O2Micro assumes no obligation to update or revise the information provided on today, or any other forward-looking information, whether as a result of new information, future events or any other information that may arise. This information only speaks to the respective dates mentioned in said information.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (UNAUDITED)
(In Thousand U.S. Dollars, Except Per Share Amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2022	2021	2022	2021

OPERATING REVENUES	$22,058	$26,205	$43,683	$49,441

COST OF REVENUES	10,447	12,718	20,704	23,964

GROSS PROFIT	11,611	13,487	22,979	25,477

OPERATING EXPENSES
Research and development (1)	4,918	4,741	9,888	9,307
Selling, general and administrative (1)	6,224	5,465	11,789	10,521

Total Operating Expenses	11,142	10,206	21,677	19,828

INCOME FROM OPERATIONS	469	3,281	1,302	5,649

NON-OPERATING INCOME
Interest income	80	62	140	138
Foreign exchange gain (loss) – net	38	(70)	140	(28)
Government grants	75	28	86	138
Other – net	125	113	237	243
Total Non-operating Income	318	133	603	491

INCOME BEFORE INCOME TAX	787	3,414	1,905	6,140

INCOME TAX EXPENSE	232	253	435	497

NET INCOME	555	3,161	1,470	5,643

OTHER COMPREHENSIVE (LOSS) INCOME
Foreign currency translation adjustments	(1,066)	384	(1,279)	184
Unrealized pension gain	1	1	2	1
Total Other Comprehensive (Loss) Income	(1,065)	385	(1,277)	185

COMPREHENSIVE (LOSS) INCOME	$(510)	$3,546	$193	$5,828

EARNINGS PER ADS
Basic	$0.02	$0.11	$0.05	$0.20
Diluted	$0.02	$0.10	$0.05	$0.18

ADS UNITS USED IN EARNINGS PER ADS CALCULATION:
Basic (in thousands)	29,151	28,435	29,057	28,245
Diluted (in thousands)	30,396	31,063	30,502	31,323

(1) INCLUDES STOCK-BASED COMPENSATION CHARGE AS FOLLOWS:
Research and development	$210	$105	$417	$196
Selling, general and administrative	$376	$337	$743	$651

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In Thousand U.S. Dollars, Except Share Amounts)

	June 30,	December 31,
	2022	2021
ASSETS	(Unaudited)	(Audited)

CURRENT ASSETS
Cash and cash equivalents	$27,526	$20,780
Restricted cash	36	39
Short-term investments	21,935	29,186
Accounts receivable – net	17,187	18,784
Inventories	21,559	19,523
Prepaid expenses and other current assets	1,728	2,087
Total Current Assets	89,971	90,399

LONG-TERM INVESTMENTS	992	992

PROPERTY AND EQUIPMENT – NET	22,968	23,611

OTHER ASSETS	4,237	3,340

TOTAL ASSETS	$118,168	$118,342

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$6,860	$9,175
Income tax payable	183	307
Lease liabilities	1,128	1,076
Accrued expenses and other current liabilities	6,331	5,773
Total Current Liabilities	14,502	16,331

OTHER LONG-TERM LIABILITIES
Accrued pension liabilities	123	147
Deferred income tax liabilities	672	537
Lease liabilities	1,637	1,775
Other liabilities	66	68
Total Other Long-Term Liabilities	2,498	2,527

Total Liabilities	17,000	18,858

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Preference shares at $0.00002 par value per share
Authorized – 250,000,000 shares	-	-
Ordinary shares at $0.00002 par value per share
Authorized – 4,750,000,000 shares
Issued – 1,669,036,600 shares as of June 30, 2022 and December 31, 2021 Outstanding – 1,457,751,050 and 1,424,760,750 shares as of June 30, 2022 and December 31, 2021, respectively	33	33
Additional paid-in capital	143,377	143,540
Accumulated deficits	(33,924)	(35,158)
Accumulated other comprehensive income	4,596	5,873
Treasury stock – 211,285,550 and 244,275,850 shares as of June 30, 2022 and December 31, 2021, respectively	(12,914)	(14,804)
Total Shareholders’ Equity	101,168	99,484

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$118,168	$118,342

O2Micro
Daniel Meyberg
Investor Relations
ir@o2micro.com

Gregory Communications FCA
Joe Hassett
joeh@gregoryfca.com